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                              [OCEAN ENERGY LOGO]


FOR IMMEDIATE RELEASE
February 23, 2001

CONTACTS:
Bruce Busmire - 713-265-6161 (financial)
Janice Aston White - 713-265-6164 (media)


                 OCEAN ENERGY COMPLETES TENDER OFFER FOR TEXOIL

HOUSTON, TEXAS - FEBRUARY 23, 2001 - Ocean Energy, Inc. (NYSE:OEI) announced today that its subsidiary OEI Acquisition Corp. has successfully completed its tender offer for all of the outstanding shares of common stock of Texoil, Inc. (NASD: TXLI) at a price of $8.25 per share and all outstanding shares of Series A Preferred Stock of Texoil at $18.04 per share.

The tender offer expired at 12 a.m. midnight, New York City time, on Thursday, February 22, 2001, and Ocean Energy accepted for payment approximately 6,970,966 shares of Texoil common stock that had been tendered (including approximately 26,340 shares that were guaranteed to be delivered), which represent approximately 94 percent of the issued and outstanding shares of Texoil common stock. Ocean Energy accepted for payment 2,991,465 shares of Texoil Series A Preferred Stock that had been tendered, which represent 100 percent of the issued and outstanding shares of Texoil Series A Preferred Stock. OEI Acquisition Corp. will promptly pay for the shares tendered.

"We are pleased to complete this cash tender process in just 36 days from signing the definitive agreement," said Robert K. Reeves, executive vice president and general counsel. "The successful acquisition of Texoil adds attractively priced reserves to Ocean's portfolio of domestic properties."

Ocean Energy and Texoil announced the signing of a definitive agreement on January 18, 2001. Ocean Energy expects that OEI Acquisition Corp. will be merged with and into Texoil, Inc. as soon as practicable, and by the end of the first quarter. As a result of the merger, shares of Texoil common stock that remain outstanding will be converted into the right to receive the same $8.25 per share in cash, without interest. Following the merger, Texoil will become a subsidiary of Ocean Energy.

Texoil is engaged in the acquisition of oil and gas reserves through a program that includes purchases of reserves, re-engineering, development and exploration activities currently focused in Texas and Louisiana.



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Ocean Energy, Inc. is an independent energy company engaged in the exploration, development, production and acquisition of crude oil and natural gas. North American operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Permian Basin, Mid-continent and Rocky Mountain regions. Internationally, Ocean holds a leading position among U.S. independents in West Africa with oil and gas activities in Equatorial Guinea, Cote d'Ivoire and Angola. Ocean also conducts operations in the republics of Egypt, Tatarstan, Pakistan and Indonesia.

CERTAIN STATEMENTS IN THIS NEWS RELEASE MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE AND ACHIEVEMENT OF OCEAN ENERGY OR TEXOIL TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.